FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Arbitral Tribunal Confirms Czech Republic Breached Bilateral Investment Treaty Saluka Investments B.V. vs The Czech Republic]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 20, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

London/Prague, 17 March 2006

Arbitral Tribunal Confirms Czech Republic Breached Bilateral Investment Treaty

Saluka Investments B.V. vs The Czech Republic

An international arbitral tribunal has today found that the Czech Republic breached the international treaty between the Netherlands and the Czech Republic for the promotion and protection of investments in an action brought by Nomura affiliate Saluka Investments B.V. (Saluka).

Saluka held 46.16% of the shares of Investicni a Postovni banka (IPB) in the Czech Republic. Following a programme of discriminatory state aid to IPB’s competitors, the Czech Republic placed IPB into forced administration in June 2000 and transferred its business over the following weekend to rival Ceskoslovenska Obchodni banka (CSOB) for one Czech crown.

The arbitral tribunal held the Czech Republic’s actions to be a breach of its obligation to treat foreign investors fairly and equitably. The case will now proceed to its second phase, in which the arbitral tribunal will assess the amount of damages that the Czech Republic must pay. No timetable for this second phase of the arbitration has yet been set.

Clare Williams, a Nomura spokesperson, said:

“Nomura welcomes the finding that the Czech Republic breached its international obligations by the actions it took against IPB. We are looking forward to the next stage and establishing the amount of damages we will recover from the Czech Republic.

The decision will also have a significant impact on the claim brought by the Czech Republic in which it is seeking to recover the costs of IPB’s forced administration. Nomura will argue that the Czech Republic cannot recover damages for an act that has been held to be in breach of an international treaty.”

Ends

For further information please contact:

Name	Company	Telephone
Clare Williams	Head of Corporate Communications Nomura International plc, London	+ 44 (0) 20 7521 1079
Jiri Hrabovsky	Ewing Public Relations, Prague	+ 42 603 291 008

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.